UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM SHAREHOLDERS’ MEETING HELD

•	2016 FINANCIAL STATEMENTS APPROVED

•	DISTRIBUTION OF A PRIVILEGED DIVIDEND OF 2.75 EUROCENTS ON SAVINGS SHARES APPROVED

•	REMUNERATION POLICY PROPOSED FOR 2017 BY OUTGOING BOARD OF DIRECTORS APPROVED

•	NEW BOARD OF DIRECTORS APPOINTED

Rozzano (MI), 04 May 2017

The ordinary Shareholders’ Meeting of TIM was held today under the chairmanship of Giuseppe Recchi. The Shareholders’ Meeting recorded the presence of 58.75% of the Company’s ordinary share capital.

The Shareholders’ Meeting:

•	approved the 2016 financial statements of TIM S.p.A., which closed with a profit of 1,896 million euros, and the distribution of a privileged dividend of 2.75 cents per share to savings shares only. The dividend will be payable from 21 June 2017 (record date 20 June 2017) with a coupon date of 19 June 2017;

•	approved the Report on Remuneration where it describes the Company’s remuneration policy for directors and key managers;

•	appointed the new Board of Directors approving the proposals presented by the shareholder Vivendi and establishing the number of Directors at 15, the duration of their term of office at three financial years (until the approval of the financial statements as of 31 December 2019), the total annual compensation of the board at 2,200,000 euros, to be distributed among its members in compliance with the resolutions approved by the Board itself.

As provided by the Company’s bylaws, having the slate presented by Vivendi obtained the highest number of votes, based on the slate voting system, the following 10 Directors were appointed:

1.	Arnaud Roy de PUYFONTAINE

2.	Hervé PHILIPPE

3.	Frédéric CREPIN

4.	Giuseppe RECCHI

5.	Flavio CATTANEO

6.	Félicité HERZOG (independent)

7.	Franco BERNABÈ (independent)

8.	Marella MORETTI (independent)

9.	Camilla ANTONINI (independent)

10.	Anna JONES (independent)

The remaining 5 Directors (all independent) were appointed from the slate presented by a group of asset management companies and international investors, as follows:

11.	Lucia CALVOSA

12.	Francesca CORNELLI

13.	Dario FRIGERIO

14.	Danilo VIVARELLI

15.	Ferruccio BORSANI

Finally, the Shareholders’ Meeting approved the proposal made by the shareholder Vivendi to authorise the waiver of the competition prohibition for the Directors imposed by article 2390 of the Italian Civil Code, where applicable.

The curricula vitae of the newly-appointed Directors and their declarations (including with regard to their meeting the requirements of independence) are available on the Company website www.telecomitalia.com, Shareholders’ Meetings section (“Investors” tab).

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager